Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Intelligent Bio Solutions Inc.

New York, New York

We hereby consent to the use in the Prospectus constituting a part of the Registration Statement on Form S-1 of our report dated September 21, 2022, except for the effects of the reverse stock split discussed in Note 3 and effects of the change in the segments discussed in Note 4, as to which the date is August 23, 2023, relating to the consolidated financial statements of Intelligent Bio Solutions Inc. (f/k/a GBS Inc.). Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption ‘Experts’ in this Prospectus.

/s/ BDO Audit Pty Ltd

Sydney, Australia

September 22, 2023